UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42416

Elong Power Holding Limited

Gushan Standard Factory Building Project
Ganzhou New Energy Vehicle Technology City
West Gushan Road and North Xingguang Road

Ganzhou City, Jiangxi Province, 341000, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

On July 29, 2025, David Bolocan tendered his resignation as a director and the Chair of Audit Committee, a member of Nominating and Corporate Governance Committee and a member of Compensation Committee of Elong Power Holding Limited (the “Company”), effective July 29, 2025. On June 18, 2025, Lawrence Leighton tendered his resignation as a director and the Chair of Compensation Committee, a member of Nominating and Corporate Governance Committee and a member of Audit Committee of the Company, effective June 18, 2025. Neither David Bolocan nor Lawrence Leighton’s resignation was a result of any disagreement with the Company’s operations, policies or procedures.

On July 29, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee of the Company, Kebo Qin was appointed as a director and the Chair of Audit Committee, a member of Nominating and Corporate Governance Committee and a member of Compensation Committee, and Weijun Wang as a director and the Chair of Compensation Committee, a member of Nominating and Corporate Governance Committee and a member of Audit Committee, effective July 29, 2025.

The biographical information of each of Kebo Qin and Weijun Wang is set forth below:

Kebo Qin, age 52, holds a Bachelor’s degree from Shenzhen University and an MBA from Macau University of Science and Technology. Kebo Qin is the founder and Chairman of the Audit Committee of China Sun Management Limited. With over 30 years of experience in securities, finance, accounting, and mergers and acquisitions, he brings extensive leadership and industry expertise to the Company.

Weijun Wang, age 56, holds a master’s degree from Peking University’s Guanghua School of Management. From 2008 to 2025, Weijun Wang served in several key roles at Sungrow Power Supply Co., Ltd., a global leader in the renewable energy industry and the top listed company in the sector by market capitalization as Director of International Marketing and Vice President. Prior to that, Weijun Wang held senior positions at Alcatel (China) Ltd., Lucent Technologies (China) Ltd., and Huawei Technologies Co., Ltd. between 1990 and 2008. With over two decades of experience driving the international expansion of China’s leading telecommunications and renewable energy enterprises, Weijun Wang is widely recognized as a pioneer in the globalization of Chinese industry. He is currently engaged in early-stage investments in the renewable energy and biopharmaceutical sectors.

Neither Kebo Qin nor Weijun Wang has a family relationship with any director or executive officer of the Company. They have not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Board has determined that each of Kebo Qin and Weijun Wang is independent, pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules, based on an evaluation of the relationships between the Company and them. The Board has further determined that Kebo Qin qualifies as an “audit committee financial expert” under Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and satisfies the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Listing Rules, based on his education, experience, and professional background.

Pursuant to the director offer letter by and between the Company and Kebo Qin, dated July 29, 2025, (the “Director Offer Letter with Kebo Qin”), the term shall continue until his successor is duly elected and qualified. Pursuant to the director offer letter by and between the Company and Weijun Wang, dated July 29, 2025, (the “Director Offer Letter with Weijun Wang”), the term shall continue until his successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Kebo Qin and Weijun Wang are entitled to compensation of $20,000 and $20,000 respectively for each calendar year, payable on a quarterly basis. The offer letters are qualified in their entirety by reference to the complete text of the letters, which are filed hereto as Exhibit 10.1 and Exhibit 10.2.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Offer Letter with Kebo Qin, dated July 29, 2025
10.2	Offer Letter with Weijun Wang, dated July 29, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elong Power Holding Limited

Date: July 30, 2025	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title:	Chief Executive Officer and Chairwoman of the Board of Directors

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